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                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

               CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X   Form 40-F ___
                   -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes ___ No   X
                    -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                           FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, dated November 7, 2002, regarding approval by Ofgem of the revised terms of the Nuclear Energy Agreement.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              /s/  Scottish Power plc
                                              --------------------------------
                                              (Registrant)

Date November 7, 2002                    By:  /s/ Alan McCulloch
     ----------------------                   --------------------------------
                                              Alan McCulloch
                                              Assistant Company Secretary

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Further to the announcements made on 16 July 2002, by ScottishPower, Scottish and Southern Energy and British Energy (the Parties) regarding revised terms of the Nuclear Energy Agreement (NEA), the Parties welcome today's decision by Ofgem to approve the revised terms.

The revised terms have also been notified to the European Commission with respect to the existing exemption of the NEA under Article 81(3) of the EC Treaty and a response from the Commission is expected shortly. A further announcement by the Parties will be made then.

For further information:

ScottishPower
Andrew Jamieson       Head of Investor Relations              0141 636 4527
Colin McSeveny        Group Media Relations Manager           0141 636 4515


Scottish and Southern Energy
Alan Young            Director Of Corporate Communications    0870 900 0410
Denis Kerby           Investor Relations Manager              0870 900 0410

British Energy
Paul Heward           Director of Investor Relations          01355 262201
David Wallace         Media Relations Manager                 01355 262574